
November 12, 2020

Peter Bell
Chief Executive Officer, Chief Financial Officer and Director
Epiphany Technology Acquisition Corp.
533 Airport Blvd.
Suite 400
Burlingame, CA 94010

> **Re: Epiphany Technology Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 16, 2020**
> **CIK No. 0001827248**

Dear Mr. Bell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed October 16, 2020

Summary Financial Data, page 27

1. Please revise to include a separate "as-adjusted" column giving effect to the sale of units in this offering and the placement units, along with explanatory notes as appropriate.

Principal Stockholders, page 113

2. In footnote 1 to the beneficial ownership table you disclose that two of your sponsor's three managing members, Alex Vieux and Steven Fletcher, are indirectly principals of Explorer Parent LLC. Please disclose the third managing member of your sponsor, and explain the relation of Explorer Parent LLC to Epiphany Technology Sponsor LLC and/or

the registrant. In this regard, we note a similar reference to Alex Vieux and Steven Fletcher being two of the three managing members of the sponsor, and being indirectly principals of Explorer Parent LLC, in other SPACs, including Carney Technology Acquisition Corp. II and E.Merge Technology Acquisition Corp. We also note Carney, E.Merge, and the registrant share the same address. Please clarify any relation between these entities and/or the sponsor of the registrant or Explorer Parent LLC.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Brian McAllister, Staff Accountant, at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Adviser, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lijia Sanchez